

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

January 10, 2012

Via Facsimile
Ms. Yulin Yang
Chief Financial Officer
American Jianye Greentech Holdings, LTD
136-20 38th Ave. Unit 3G
Flushing, NY 11354

> **Re:** **American Jianye Greentech Holdings, LTD**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 28, 2011**
> **Response Letter Dated December 27, 2011**
> **File No. 0-53737**

Dear Ms. Yang:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief